UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PRECISION AEROSPACE COMPONENTS, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

74019B 20 8

(CUSIP Number)

William A Despo, Esq.

One Riverfront Plaza

1037 Raymond Boulevard

Sixteenth Floor

Newark, NJ 07102

(732) 491-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74019B 20 8	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Prince

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,858,454 (Upon full conversion of reporting person’s Series C Preferred stock)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 6,858,454
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,858,454
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69% (if only conversion of reporting persons Series C preferred shares; 52% if all of the series C preferred shares are converted)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74019 B 20 8	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Schedule 13D filed by the Reporting Person filed on April 13, 2010 (the “Schedule 13D”), the Form 8K filed by the Issuer on December 12, 2012, and the Form 4 file by the Reporting Person on January 22, 2013, in connection with the ownership of common stock, $0.001 par value (the “Common Stock”) of Precision Aerospace Components, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 351 Camer Drive, Bensalem, PA 19020.

Item 3.  Source or Amount of Funds or Other Consideration.

  The Reporting Person agreed to exchange 3,822,962 shares of Series A Convertible Preferred stock for an equal number of Series C Convertible Preferred shares (the “Exchange”)

Item 4.  Purpose of Transaction.

 The Exchange was upon the Issuer’s action to amend its Certificate of Incorporation to: (a) reduce the authorized number of shares of its existing Series A Convertible Preferred Stock (“Series A”) to 1,400,000 shares from the previously authorized 7,100,000; and (b) authorize 4,825,000 shares of new Series C Convertible Preferred Stock (“Series C”). Neither the Series A nor the Series C have any dividend rights, voting rights, or any specified maturity date. The rights and obligations of the Series C are the same as the existing Series A in all respects, provided that the Series C shares are fully convertible into shares of the Company’s common stock without any limitations on conversation (the Series A contains a restriction limiting a holder’s ability to convert the holder’s shares of Series A into common stock (subject to some exceptions) to the extent that conversation would result in the holder having beneficial ownership of the Company’s common stock in excess of 4.9% of the total number of shares of outstanding Company common stock).

The Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividends policy, business, corporate structure, charter or by –laws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

The Reporting Person has no present plan to convert all or a portion of the Series C Convertible Preferred shares owned by him into common stock. Notwithstanding the foregoing, the Reporting Person may convert all or a portion of his Series C Convertible Preferred shares into common stock in the event that he deems that certain action should be taken by the Issuer. If the Reporting Person converts all of his Series C Convertible Preferred shares, even if all of the other Series C Convertible Preferred Shares have been converted, he will own 52% o the common stock of the Issuer and effectively control the Issuer.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person presently owns 917,571 shares of the common stock of the Issuer, which represents 23 % of the Issuer’s common stock based on 4,009,349 shares of common stock issued and outstanding. In addition, the Reporting Person presently owns 3,822,962 shares of the Issuer’s Series C Convertible stock. Each share of Series C is convertible into 1.554 shares of the issuer’s common stock. If the Reporting Person exercises his right to convert all of his Series C Convertible shares into the Issuer’s common stock he would own 6,858, 454 shares, which would represent 69 % of the issuer’s common stock based on 9,950,232 shares of common stock issued and outstanding on a fully diluted basis.

CUSIP No. 74019B 20 8	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2013

/s/ Andrew S. Prince
Andrew S. Priince